FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: November 9, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 9, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary

                               News Release

For immediate release

Trading Symbol:  NCT                    Trading Symbol:  CPN
Exchange Listings:  Toronto             Exchange Listing:  New York
                    Montreal            Contact:  (408) 995-5115
                    New York            Media Relations:  Jan Stewart
                                                          ext. 1180
Contact:  Carolyn Conner                Investor Relations:  Rick Barraza
          (416) 507-5239                                     ext. 1125

            Newcourt Capital Completes US$300 million Lease
                    Financing for Calpine Corporation

New York, NY, November 9, 1999 - Newcourt Capital and Calpine
Corporation (NYSE: CPN), a leading independent power company, today announced the closing of a US$52.8 million leveraged lease financing for the acquisition of the 80 megawatt Calistoga geothermal power plant located in The Geysers region of Northern California.

This US$52.8 million financing is in addition to the US$247 million leveraged lease acquisition financing that Newcourt arranged earlier this year for Calpine's acquisition of 14 geothermal power plants originally owned by Pacific Gas and Electric Company (PG&E), bringing the total geothermal capacity financed to over 800 megawatts.

"We were looking for a financing partner with the expertise and financial strength to provide the capital for these very attractive acquisitions and the ability to close the transaction on an accelerated basis," said Robert Kelly, senior vice president - finance of Calpine. "Newcourt's project finance team structured a unique financing solution that will provide us with the flexibility to maximize the operations and value of our geothermal facilities. They understand our industry and their strong relationships with the U.S. institutional investors meant that they had direct access to major funding sources."

"Deregulation in the industry has created significant opportunities for leading independent power companies like Calpine, who know what it takes to win the business and who offer efficient and competitive alternative energy sources," commented Guy Piazza, Senior Director of Newcourt Capital's Project Finance Group. "We are excited to have had these opportunities to work with Calpine and look forward to the next one."

"This transaction cements Newcourt Capital's leadership position in power project finance and positions us well to compete in the changing energy sector," said David McKerroll, President of Newcourt Capital. "Partnering with industry leaders like Calpine to provide creative structures, we continue to build a leadership position in the sector."



Newcourt Capital structured, arranged and fully underwrote both transactions as leveraged leases. The first transaction comprised US$209 million in senior debt and US$38 million in lease equity. The lease term is 24 years and has a credit rating of BBB-, reflecting the credit strength of The Geysers geothermal projects. The more recent transaction comprised US$40 million in senior debt and US$12.8 million in lease equity. Lease term is 23 years and is backed by a power purchase contract from PG&E.

The project debt for both transactions was funded through the Newcourt Capital Project Finance Fund, a US$500 million fund involving major U.S. insurance companies such as John Hancock, CIGNA and New York
Life.

Calpine is the largest producer of geothermal energy in the world. Today, Calpine owns and operates 19 geothermal plants that use steam from beneath the earth to generate 880 megawatts of electricity. More than 90% of The Geysers geothermal resources are now consolidated under Calpine's control, creating significant cost efficiencies in energy production. Geothermal power is very desirable because it is a renewable resource, meeting electric power customers' needs for environmentally friendly "green" power.

Based in San Jose, California, Calpine Corporation is a leading independent power company dedicated to providing customers with clean, reliable and competitively priced electricity. Calpine currently has approximately 10,800 megawatts of capacity in operation, under construction or in announced development in 15 states - enough energy to power nearly 11 million households. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN. For more information on Calpine, visit its web site at www.calpine.com.

Newcourt Capital is the corporate finance business of Newcourt Credit Group, one of the world's leading sources of asset-based financing serving the corporate and commercial markets with a global capability in 26 countries. Newcourt recently announced that it is joining The CIT Group (NYSE: CIT) to create the largest publicly owned commercial finance company with over US$50 billion in managed financial assets. The transaction has received regulatory and shareholder approval and is expected to close on November 15, 1999.

- 30 -